July 31, 2006
Via EDGAR and Facsimile at 202.772.9208

Mr. Christian N. Windsor
Ms. Kathryn McHale
Securities and Exchange Commission
Washington, D.C. 20549
Mail Stop 4561

Re:	Harbor Bancshares Corporation Schedule 13E-3 Filed May 2, 2006 File No. 05-45264 Preliminary Proxy Statement on Schedule 14A Filed May 2, 2006 File No. 000-20990

Dear Mr. Windsor and Ms. McHale:

     This letter includes the responses of Harbor Bankshares Corporation, Baltimore, Maryland (“Harbor”), to the staff’s comments communicated by letter dated June 2, 2006 (the “Comment Letter”). I serve as special legal counsel to Harbor, and, in preparing this letter, have relied upon factual information and statements of intention provided by its management. The text of each of the comments numbered 1 though 42 has been reproduced below, followed by Harbor’s response. Paper copies of the revised Schedule 13E-3 and Proxy Materials, including a clean version and a version marked to show revisions will be provided separately to facilitate your review. Page numbers referred to in the responses, below, refer to page numbers in the unmarked hard copy provided with this letter, and may not agree with EDGAR pagination.

     The “Statement to Accompany Response to Securities and Exchange Commission Comment Letter” of Harbor is enclosed. (Please see the responses to Comments 1 and 5, below.)

United States Securities and Exchange Commission
July 31, 2006

Schedule 13E-3

1.	Please list each filing person on the cover page, where appropriate.

Response.

The directors and executive officers have been included as filing persons based solely upon the rationale of the Commission’ staff position with respect to management set forth in Section II. D.3. of the Commission’s Current Issues Outline1. The officers and directors of Harbor and the merger subsidiary are not otherwise engaged in the subject 13E-3 transaction within the meaning of Rule 13e-3(d), since no officer or director of either Harbor or the merger subsidiary will purchase or sell securities in, or in connection with, the proposed merger, and the role of each officer and director in the proposed merger is confined to actions taken by virtue of his or her position as a director or officer, or as an individual shareholder of Harbor voting common stock entitled to vote with respect to the proposed merger. Please note that: (i) no officer or director of Harbor or the merger subsidiary beneficially owns more than 10% of the outstanding common stock entitled to vote in the proposed merger; (ii) the total beneficial ownership of officers and directors will increase by less than 1% by reason of the merger; (iii) none of the officers or directors will receive cash in the merger; and (iv) the approval of a majority of unaffiliated shares is necessary for approval of the merger. Accordingly, although officers and directors have been included as filing persons on Harbor’s amended Form 13E-3, Harbor requests that you reconsider the position that all officers and directors should be deemed to filing persons for purposes of 13E-3. If you agree, Harbor will amend its filing to remove the appropriate persons as filing persons.

2.	Each filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Therefore, you will need to revise the disclosure to include all of the information required by Schedule 13E-3 and its instructions for Harbor Merger Corporation and the other Harbor Bankshares affiliates since you have included them as filing persons. This disclosure should include, but is not limited to, the filing persons' purposes for, alternatives considered to, reasons for engaging in the going private transaction and interests in securities of the subject company, including securities transactions during the past 60 days. See Question and Answer No. 5 of Exchange Act Release No. 34- 17719 (April 13, 1981).

Response.

The Schedule 13E-3 has been revised in response to the comment. Please see the revised “Fairness Determination by Filing Persons” and the response to Comment 1, above.

[1] (Nov. 14, 2000) www.sec.gov/pdf/cfcr112k.pdf (July 6, 2006).

United States Securities and Exchange Commission
July 31, 2006

Preliminary Proxy Statement on Schedule 14A

General

3.	Revise to include the information required by Item 9 of Schedule 14A.

Response.

The Schedule 14A has been revised to include this information. The information also is included in item 15 of Harbor’s Form 10-KSB at page 65.

4.	Please revise to indicate that the proxy statement and form of proxy card are preliminary copies. See Rule 14a-6(e)(1).

Response.

The proxy statement and the form of proxy card have been revised as noted.

Cover page

5.	Please list each filing person in the appropriate location on the cover page to the Schedule 14A. Alternatively, please provide us with a legal analysis in support of your apparent conclusion that parties other than the issuer should not be deemed to be contemporaneously filing the Schedule 14A.

Response.

Harbor has not amended the accompanying Schedule 14A, since it has been unable to find a basis of or precedent for doing so in this context. We note that the officers and directors are not soliciting the votes of shareholders other than in their capacities as officers and directors of Harbor. (Please see response to comment 1, above regarding the basis for including such persons as filing persons under Rule 13E-3.). Harbor believes that its officers and directors are in the same position in regard to this proxy statement as are officers and directors with respect to other proxy statements that solicit votes in connection with the election of directors or in connection with approval of a proposed merger, in which cases officers and directors are not required to join as filers absent an additional role in the issues to be considered.

Introduction, page 1

6.	In accordance with Item l(c), please provide the information requested by Rule 14a-5(e). The outcome of the security holder vote on the merger is not assured.

Response.

The proxy statement has been revised to include this information under the caption “Company Corporate Governance–Shareholder Proposals” on page 41. References to the “Company Corporate Governance” and “The Annual Meeting” sections of the proxy materials have been added to the introduction.

United States Securities and Exchange Commission
July 31, 2006

Summary Term Sheet Regarding the Going Private Merger, page 4

7.	Please also expand the summary term sheet to disclose each filing persons' position as to substantive and procedural fairness of this transaction to unaffiliated security holders.

Response.

The Summary Term Sheet has been revised as requested. Please see “Who are ‘Filing Persons’ and Affiliates’?” on page 6 and “Does the Board of Directors believe that the terms of the merger are fair?” on page 7.

8.	Disclose the anticipated time period between the vote of security holders and the closing of the merger.

Response.

The Summary Term Sheet has been revised as requested. Please see “When will the merger become effective?” on page 6 and “What is the merger, and how will harbor be operated after the merger?” on page 7.

9.	Please revise to more clearly disclose the parties involved in this transaction. In this regard, you should clarify that the executive officers and directors of Harbor Bankshares Corporation are affiliates engaged in the transaction and filing persons on the Schedule 13E-3.

Response.

Please see the responses to Comment 1 and Comment 7. The Summary Term Sheet has been revised to clarify the roles of Harbor, the merger subsidiary, and their respective officers and directors. Please see “Who are ‘Filing Persons’ and Affiliates’?” on page 6 and “Does the Board of Directors believe that the terms of the merger are fair?” on page 7.

10.	Wherever you discuss the Board's recommendation to shareholders on voting, please disclose the Board's conflict of interest in recommending the transaction,

Response.

The Summary Term Sheet and other portions of the proxy statement have been revised as requested. Please see, for example, “How do the Board of Directors and executive officers recommend that I vote?” on page 8.

Background of the Going Private Merger Proposal, page 11

11.	We note your disclosure that among the reasons considered for going private was the avoidance the expenses, time and effort that would be required to comply with Sarbanes-Oxley procedural and disclosure requirements. As you have noted that these requirements took effect in 2002, please clarify why the company has decided to go private at this time and what has changed, in this regard, during the last four years. Refer to Item 1013(c) of Regulation M-A.

Response.

The proxy statement has been revised as requested. Please see the revised second paragraph of “Background of the Merger” on page 12.

United States Securities and Exchange Commission
July 31, 2006

12.	We note your disclosure on page 11 that Danielson Associates assisted you with the valuation of your common stock in the past. Please describe, with more specificity, your relationship with Danielson Associates during the past two years. Include within your discussion the amount of compensation paid during that time. See Item 1015(b)(4) of Regulation M-A.

Response.

The last previous engagement by Harbor of Danielson Associates was completed more than two years ago, in the summer of 2003, in connection of the consideration by Harbor of the feasibility of listing Harbor’s common stock on the OTC bulletin board. Fees paid to Danielson Associates for the assignment were less than $3,000.

13.	Please disclose how the Board determined the threshold of 100 shares owned as the cut-off for being cashed out of the company.

Response.

The requested disclosure has been added as the third from the last paragraph under, “Special Factors–Background of the Merger,” on page 12.

14.	Please expressly disclose what other transactions the Board considered in addition to going private using the selected transaction structure. For each of these alternatives, discuss the pros and cons the Board considered and why each alternative was abandoned. See Item 1013(b) of Regulation M-A.

Response.

The proxy statement has been revised, as requested, to discuss the alternative transaction structures considered by the Board, and their advantages and disadvantages. Please see the revised “Background of the Merger” at page 13.

15.	We refer you to your disclosure in the first paragraph on page 12. Please discuss in greater detail the "alternative structures of deregistration" considered by the Board and explain why these alternative structures were rejected in favor of the proposed transaction. Please refer to Item 1013(b) of Regulation M-A.

Response.

Please see response to Comment 14.

16.	Please explain how the board selected a $29.00 per share price following Danielson Associates' indication that the range of values appropriate for your common stock was $28.23 to $29.63. In addition, please explain how the board selected $31.00 per share when it revised the price; if performance exceeded projections, please discuss the implications on the board's fairness determination.

United States Securities and Exchange Commission
July 31, 2006

The Proxy Statement has been revised in response to the above comment. See the revised “Price Adjustment since Opinion Date” on page 22.

Reasons for the Merger, page 12

17.	Describe any additional reasons any of the filing persons had for choosing this transaction structure. For example, we note that it appears none of the filing persons will be taxed in the transaction. Was this a factor the board considered in structuring the transaction?

Please see revisions provided pursuant to Comment 15. There were no additional factors discussed by the board. Although the board in its deliberations regarding the merger did discuss that the persons who would be cashed out in the transactions would be subject to income taxes on gains realized by them, as noted on page 14, it did not discuss any potential taxation of shareholders who would not be cashed out in its discussion of any of the alternatives. Accordingly, it is believed that the lack of any income tax incidence on shareholders who did not cash out (and thereby would not recognize any gain on shares) was not considered as a factor in the determination regarding the appropriate structure. Moreover, it is believed that, except in unusual circumstances (which are not believed to exist here), all of the alternative structures would result in taxability of gains or other income on the stock cashed out or purchased, and none of them would result in taxation of the remaining shareholders.

Recommendation of the Board of Directors, page 13

18.	We note your statement that the board believes the transaction is "in the best interests" of unaffiliated security holders. Please revise the board statements to address specifically whether it believes the transaction is substantially and procedurally '"fair" to unaffiliated security holders. Ensure that you have consistently made this distinction throughout the proxy statement.

Response.

The proxy statement has been revised as requested. Please see “Recommendation of the Board of Directors; Fairness of the Merger Proposal” on page 15.

19.	We note that the board's fairness determination was based on the report and opinion of Danielson Associates. As the existing disclosure otherwise notes, if a filing person relied an the analysis of another, it must expressly adopt the conclusion and analyses of the party that performed the item 1014(b) analysis in order to fulfill its disclosure obligation. Please specifically disclose whether or not the board adopted the analysis of the financial advisor. In addition, please but note that a filing person cannot insulate itself from liability by relying upon another party's analyses, which, by their terms, do not comply with the specific disclosure requirements of Schedule 13E-3. See Item 1014(b) of Regulation M-A and Question and Answer Nos. 5 and 21 of Exchange Act Release No. 17719.

Response.

The proxy statement has been revised as requested, Please see the adoption language in the revised “Recommendation of the Board of Directors; Fairness of the Merger Proposal” on page 15.

United States Securities and Exchange Commission
July 31, 2006

20.	You state that the board has made its fairness determination of the price offered to shareholders based on the report and opinion of Danielson Associates; however, this opinion recommends a price range below what you intend to offer. If material changes in the financial condition of the company have led to this price adjustment, please explain why the board does not find it necessary to obtain a new report and opinion from Danielson Associates. Additionally, given the additional fact that completion of the merger might not occur until July 2006 or later, tell us what consideration you will give to the continued reliance on Danielson Associates' report, which was issued in December 2005.

Response.

The Proxy Statement has been revised in response to the above comment. Please see the last bulleted paragraph under “Reasons for the Merger” on page 15 and the additional discussion in the revised “Price Adjustment since Opinion Date” on page 22.

21.	We note your disclosure that the board made its fairness determination based on "other factors" in addition to the report and opinion of Danielson Associates. Please provide the disclosure required by Item 1014(b) of Regulation M-A with respect to these factors.

Response.

The section “Special Factors–Reasons for the Merger” beginning on page 14 of the proxy statement has been revised and clarified (i) to add the additional factors discussed by the board in its deliberations, (ii) to eliminate the reference to other factors considered regarding fairness, and (ii) to add a reference to factors listed under “Special Factors-Recommendation of the Board of Directors.”

Recommendation of the Board of Directors, page 14

22.	Please represent that the officers and directors holding 28.6% of the outstanding shares do not intend to exercise their rights to purchase more shares before the merger agreement is approved by shareholders.

Response.

The proxy statement has been revised as requested. “Recommendation of the Board of Directors; Fairness of the Merger Proposal” on page 16. Please also see response to Comment 34. Please note that the percentage of outstanding voting common shares owned by officers and directors is 30.1%, while the percentage of all outstanding common shares owned by them is 28.6%. Inadvertent references to the contrary made in the initial filing have been corrected.

23.	Generally the factors outlined in Instruction 2 to Item 1014 are considered relevant in assessing the fairness of the consideration to be received in the going private merger. We do not see a discussion of the going concern value. Please provide it, or, if it was not deemed relevant in the context of your merger, or was given little weight, please disclose that fact.

Response.

The proxy statement has been revised as requested. Please see the first paragraph of the new section headed “Valuation Methods” on page 20, which notes that the factors employed establish Harbor’s going concern value.

United States Securities and Exchange Commission
July 31, 2006

24.	It is unclear why the board believes that the transaction is procedurally fair to the unaffiliated security holders despite the fact that the merger does not require at least a majority of unaffiliated security holders. Similarly, explain why the board determined that obtaining counsel or appraisal services is not "necessary or customary" for the unaffiliated security holders. Also, explain why you believe that the transaction is procedurally fair to the unaffiliated security holders without this safeguard.

Response.

Please note that approval of a majority of the unaffiliated securities will be required. The proxy statement has been revised to address this comment. Please see, for example, the third paragraph in the “Introduction” on page 1, and “What vote is required to approve the merger agreement?” on page 7.

25.	Did the board consider any negative factors in making its fairness determinations?

Response.

The negative factors considered are included the factors listed in “Background of the Merger” on page 12, “Reasons for the Merger” on page 14, and “Effects of the Merger” on page 23.

Opinion of Financial Advisor, page 14

26.	Advise us why Danielson Associates was not asked to opine on the fairness of the going private transaction to unaffiliated shareholders as a separate group. The opinion seems to be directed to all, shareholders, including those receiving cash and those remaining shareholders.

Response.

The board of directors and the other filing person owe fiduciary duties to all of Harbor’s shareholders, including those that will remain after the merger is consummated. The board believes that an opinion addressing the fairness to all shareholders is appropriate, given these duties. Accordingly, at Harbor’s request, Danielson Associates opined on the fairness of the price to all shareholders, which includes shareholders who will be cashed out and those who will not be cashed out, and shareholders who are affiliates and those who are not. In addition, Danielson Associates has revised its report and opinion to clarify that its fairness assessment applies to shareholders who will be cashed out in the merger and shareholders who will not be cashed out in the merger.. The Proxy Statement has been revised to state the board’s determinations regarding fairness to unaffiliated shareholders. Please see response to Comments 7 and 8.

United States Securities and Exchange Commission
July 31, 2006

27.	We note your disclosure that Danielson Associates reviewed "certain business and financial information," discussed "prospects of Harbor with its senior executives" and considered "such other factors as it deemed appropriate." Please note that any non-public information used by Danielson Associates in formulating its data should be summarized in the filing. If such information was used, please indicate whether the board reviewed, for accuracy and completeness, this financial information and whether and how the board determined that the financial advisor's reliance upon those materials was reasonable. Please also confirm that you have disclosed all projections and underlying assumptions of the company that were supplied to Danielson Associates and used to formulate its opinion, including the specific assumptions outlined in Danielson Associates' fairness opinion and report.

Response.

The information reviewed by Danielson Associates consisted of filed and draft reports, including reports of condition and income (“call reports”) prepared for federal banking regulators, which since have been filed, and a discussion of expectations for the year 2005, which were not materially different from actual results. The board of directors, as part of its continuing responsibilities, reviews and approves the filings that also were reviewed by Danielson Associates. Harbor believes that the information that Danielson Associates reviewed and the discussions it had with Harbor senior executives, which included discussion of the reasonableness of the assumptions Danielson Associates used in its report, have been full disclosed.

28.	Although we understand that you filed the opinion of Danielson Associates as an exhibit, we remind you that each and every report, opinion, consultation, proposal, or presentation, whether written or oral, preliminary or final, received by the company or any affiliates from any third party and materially related to this offer constitutes a separate Item 1015 report that must be described in detail in the document and, if written, filed as an exhibit. In this regard, supplementally confirm that you have described in detail all oral presentations made to the board by Danielson Associates concerning the valuation methodologies that it used in preparing its opinion. In addition, you should file as exhibits my materials used to present information to the board such as board books, slides, etc.

Response.

The initial and the clarified report of Danielson Associates, including its opinion, are the only reports considered by the Board of Directors in connection with the proposed transaction. No price ranges or indications other than those included in those reports were discussed or proposed to management or the Board. All of the oral presentations made by Danielson Associates concerning the valuation methodologies that it used in preparing its opinion are described in detail in the Proxy Materials. No materials other than the report of Danielson Associates were used to present information to the board regarding the report or its conclusions.

United States Securities and Exchange Commission
July 31, 2006

29.	Please explain in greater detail the significance of the Comparable Companies analysis performed by Danielson Associates and how, if at all, the results of this analysis support the determination that the merger consideration is fair. The ratio analysis discussion is confusing and should be revised to provide the insight necessary for a meaningful understanding of Danielson Associates' analysis.

Response.

The Proxy Statement has been revised in response to this comment. Please see “comparable Companies” on page 18 and Valuation Methods” on page 20. In addition, Danielson Associates has added clarifying language to its report. Please see the response to Comment 26.

Price Adjustment since Opinion Date, page 18

30.	As requested above, please elaborate on how the Board determined the price of $31.00 is fair to shareholders. Discuss all material events and changes in performance that led to the price adjustment and disclose why the board felt it was not appropriate to seek another opinion from Danielson Associates.

Response.

The Proxy Statement has been revised in response to this comment. Please see “Price Adjustment since Opinion Date” on page 22.

Effects of the Going Private Merger. page 19

31.	Item 1013(d) of Regulation M-A requires a clear description of the benefits and detriments of the transaction on each of the issuer, affiliates and unaffiliated shareholders. These benefits and detriments should be quantified to the extent practicable. Please revise your disclosure accordingly. For example, you state the merger will have the same effect on affiliated and unaffiliated shareholders; however, no affiliated shareholders will be cashed out in the unaffiliated shareholders who remain shareholders will face a significant increase of affiliated ownership.

Response.

Please note that the ownership percentages of affiliates and unaffiliated shareholders will not materially change (and that a majority of the unaffiliated shares must approve the merger in order for the transaction to occur). The proxy statement has been revised to clarify the amount and nature of the effects. Please see “Effects of the Merger on Shareholders” on page 25, “Remaining Shareholders” on page 26, and “Interests of Executive Officers and Directors in the Merger on page 26,

Effect on Market for Shares, page 19

32.	Revise this section to clarify that because Harbor's shares are no longer registered under the Exchange Act of 1934, the number of trading markets where the shares could be traded by market makers is limited.

Response.

The proxy statement has been revised as requested. Please see “What are the effects of not being a reporting company?” on page 6 and “Effect on Market for Shares” on page 24.

United States Securities and Exchange Commission
July 31, 2006

Financial Effects of the Merger; Financing the Merger, page 20

33.	We note your disclosure that you expect to fund the transaction with a dividend obtained from the Bank. Please state whether any material conditions to the financing exist and disclose any alternative financing arrangements.

Response.

The proxy statement has been revised as requested. Please see the revised last sentence of “Financial Effects of the Merger; Financing the Merger” on page 24.

Interests of Executive Officers and Directors in the Merger, page 22

34.	Please revise the percentage of beneficial ownership, including shares issuable upon the exercise of options, to correspond with the chart provided on page 29.

Response.

The voting common stock ownership percentages included under the caption “Interests of Executive Officers and Directors in the Merger,” on page 26, have been conformed to those shown in the table on page 33, with clarifying disclosures necessary for an understanding of the actual voting power of officers and directors with respect to the merger.

Conduct of Harbor's Business after the Merger, page 22

35.	In the first paragraph, you state that Harbor and the Bank will continue to be regulated by the same regulatory agencies; please revise this sentence given that you will no longer be regulated by the SEC.

Response.

The proxy statement has been revised as requested. Please see the second paragraph of ”Conduct of Harbor’s Business after the Merger” on page 27.

36.	Clarify that certain of the company's reporting obligations will continue until 90 days after filing a Form 15.

Response.

The proxy statement has been revised as requested. Please see the next to last paragraph of ”Conduct of Harbor’s Business after the Merger” on page 27

37.	In the second full paragraph of this section, clarify what you mean by “significant advantages” and by the statement that the company “plans to avail itself of any opportunities it may have as a private company, including, but not limited to, making any public or private equity offerings. . . .”

Response.

The proxy statement has been revised as requested. Please see the next to last paragraph of “Conduct of Harbor’s Business after the Merger” on page 27.

United States Securities and Exchange Commission
July 31, 2006

38.	We note that you reference public equity offerings as an opportunity that Harbor may have following this transaction. In light of the fact that you will no longer be a public company following this transaction, please revise to state that such offering would result in the company being public. Clarify how making such a public offering, and again becoming a public company, would be consistent with your stated reasons for going private.

Response.

The proxy statement has been revised as requested. Please see the next to last paragraph of “Conduct of Harbor’s Business after the Merger” on page 27.

The Merger Agreement

Conversion of Shares in the Merger Agreement, page 31

39.	We note your statement that your determinations "will be final and binding." This statement creates the impression that holders have no legal recourse regarding the terms of the transaction. Explain why you believe this statement is appropriate without providing an objective standard by which you will make a determination or revise your disclosure to clarify your meaning.

Response.

The provisions of Section 1.5(d) of the Merger Agreement and the last paragraph of the section “Conversion of Shares in the Merger” in the proxy statement at page 35 have been revised to include a good faith standard and clarify that all decisions regarding the application of this section in good faith and in accordance with the principles of Securities and Exchange Commission Rule 12g5-1 and specified rules and presumptions (i.e., Section 1.5 (b) and (c) and the two preceding paragraphs of “Conversion of Shares in the Merger”). Conforming deletions have been made.

40.	Tell us your intention regarding how you will notify security holders and proceed with the solicitation or merger if you waive a material condition.

Response.

There are four conditions to the obligations of Harbor and the merger corporation set forth in Articles VI and VII of the Merger Agreement and described under “Conditions to the Completion of the Merger” beginning on page 36. Three of them, shareholder approval (§§6.1 and 7.1); regulatory approvals and related requirements (§§6.2 and 7.2); no injunctions or restraints, etc. (§§6.4 and 7.4) may not be waived by either party. The remaining condition, the maximum percentage of outstanding shares which are to be cashed out or with respect to which dissenter’s rights have been perfected, may be waived, and, as stated in “Conditions to the Completion of the Merger,” Harbor is prepared to waive the condition to the merger agreement and consummate the transaction. If Harbor and the merger corporation do waive this condition, and they determine that the effects of such waiver will not have a material effect on Harbor and the bank, Harbor intends to notify shareholders: (i) if the waiver is determined prior to the approval by shareholders, Harbor will notify shareholders by appropriate supplemental proxy material; and (ii) if the waiver is determined after approval of the merger by shareholders, Harbor will notify shareholders by means of the filing of a form 8-K and the issuance of a press release. If a waiver of this condition is made after shareholder approval, and the effects of such waiver are deemed to be material, Harbor will abandon the merger or defer the merger and re-solicit such approval as it deems necessary in the circumstances.

United States Securities and Exchange Commission
July 31, 2006

Fairness Opinion of Danielson Associates

41.	We note that Danielson Associates must consent to the description of its opinion in the proxy statement. Please revise where appropriate to state that the description is in "a form acceptable" to Danielson as noted in its opinion.

Response.

The proxy statement has been revised as requested, by the addition of a new, last sentence in the first paragraph under the heading “Opinion of Financial Advisor” beginning on page 17.

Form of Proxy

42.	We note the proxy statement indicates the right has been reserved to use discretionary authority to adjourn the meeting to solicit additional proxies. Adjournment of a meeting in order to solicit additional proxies is not a matter incidental to the conduct of the meeting. See Rule 14a-4(c)(7). To the extent that you wish to adjourn the meeting for this purpose, you must provide a separate voting box on the proxy card so shareholders may decide whether to grant a proxy to vote in favor of adjournment for the solicitation of additional votes. Should you add this box, revise the proxy statement to provide a separate section discussing the reasons for this proposal and the board's voting recommendation with respect to this proposal.

Response.

The proxy statement and proxy card have been revised as requested. Please see the “Notice,” “Introduction” on page 1, “Proposal II–Adjournment of the Annual Meeting” on page 38, and the form of proxy.

     Please contact me if you require additional information. I can be reached at 202.349.7130, fax 202.318.4623, or email at JILundyIII@Verizon.net.

Very truly yours,

/s/ James I. Lundy, III

James I. Lundy, III

Enclosures

cc:	Securities and Exchange Commission Mr. Christian N. Windsor Ms. Kathryn McHale Harbor Bankshares Corporation
Mr. Joseph Haskins, Jr. Chairman, President and Chief Executive Officer Mr. Teodoro J. Hernandez Vice President and Treasurer

Statement to Accompany
Response to Securities and Exchange Commission
Comment Letter

     Harbor Bankshares Corporation (the “Company”) provides this statement in connection with its response of even date herewith to the comment letter dated June 2, 2006, from staff of the United States Securities and Exchange Commission (the “Commission”) with respect to the Company’s Schedule 13E-3 and Preliminary Proxy Statement on Schedule 14A (the “filings”).

     As requested by the Commission in the referenced comment letter, the Company hereby acknowledges the following:

     1.      The Company is responsible for the adequacy and accuracy of the disclosures in the filings;

     2.      Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

     3.      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

HARBOR BANKSHARES CORPORATION.

By: /s/ Joseph Haskins, Jr.
        Joseph Haskins, Jr.
       Chairman, President, and Chief Executive Officer

Date: July 31, 2006

By: /s/ Teodoro J. Hernandez
       Teodoro J. Hernandez
       Vice President and Treasurer

Date: July 31, 2006